SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. ) 1

DIGITAL CREATIVE DEVELOPMENT CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

5916EF105

(CUSIP Number)

Bruce Galloway and Gary Herman
c/o Galloway Capital Management, LLC
720 Fifth Avenue, 10th Floor
New York, New York 10019
(212) 247-1339

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box.
[X]

_________________________

               1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 59163F105		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Strategic Turnaround Equity Partners, L.P. (Cayman) 98-0498777
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS * WC
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 2,898,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,898,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,898,000 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.4% (1)
14		TYPE OF REPORTING PERSON PN

(1)
Based on 53,864,165 shares of Common Stock of the Company issued and outstanding as of July 9, 2007, as disclosed in the Company’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on July 12, 2007.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 59163F105		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Galloway Capital Management, LLC 90-0000838
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS * N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 2,898,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,898,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,898,000(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.4% (1)
14		TYPE OF REPORTING PERSON OO

(1)
Based on 53,864,165 shares of Common Stock of the Company issued and outstanding as of July 9, 2007, as disclosed in the Company’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on July 12, 2007.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 59163F105		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary L. Herman N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS * PF
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 2,446,567(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,446,567(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,446,567 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.4% (2)
14		TYPE OF REPORTING PERSON IN

(1) Mr. Herman beneficially owns options to purchase 1,750,000 shares of Common Stock at an exercise price of $.01 per share and 696,567 shares of Common Stock, comprised of: (i) 80,000 shares held directly, (ii) 171,667 shares held by GH Ventures, LLC, of which he is the sole member, (iii) 424,900 shares held jointly with Lorraine Herman as Joint Tenants with Right of Survivorship, and (iv) 20,000 shares held by Mr. Herman’s son over which he has the power to vote and dispose. Mr. Herman disclaims beneficial ownership of the 2,898,000 shares of Common Stock held by Strategic Turnaround Equity Partners, L.P. (Cayman).

(2) Based on 53,864,165 shares of Common Stock of the Company issued and outstanding as of July 9, 2007, as disclosed in the Company’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on July 12, 2007.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 59163F105		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce Galloway N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS * PF
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 8,072,566 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 8,072,566 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,072,566 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.9% (2)
14		TYPE OF REPORTING PERSON IN

(1) Mr. Galloway beneficially owns 8,072,566 shares of Common Stock of the Company, comprised of: (i) 4,513,701 shares held directly (ii) 1,947,361 shares held by Mr. Galloway’s Individual Retirement Account, (iii) 1,040,404 shares held by Jacombs Investments, Ltd., (“Jacombs”), (iv) 47,500 shares held by RexonGalloway Capital Growth, LLC (“RexonGalloway”) an investment company in which Mr. Galloway is a member, and (v) 523,600 shares held by Mr. Galloway’s children over which he has the power to vote and dispose. Mr. Galloway disclaims beneficial ownership of the 2,898,000 shares of Common Stock held by Strategic Turnaround Equity Partners, L.P. (Cayman).

(2) Based on 53,864,165 shares of Common Stock of the Company issued and outstanding as of July 9, 2007, as disclosed in the Company’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on July 12, 2007.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock, $.01 par value, (the “Common Stock”) of Digital Creative Development Corporation, a Utah corporation (the “Company”). The principal executive offices of the Company are located at 720 Fifth Avenue, 10th Floor, New York, NY 10019.

Item 2.	Identity and Background.

This statement is being filed jointly by Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman (collectively, the “Reporting Persons”).

Strategic Turnaround Equity Partners, L.P. (Cayman), is a limited partnership organized under the laws of the Cayman Islands which invests primarily in undervalued public equities. Galloway Capital Management LLC is a Delaware limited liability company principally engaged in serving as the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman). Gary L. Herman and Bruce Galloway are citizens of the United States and managing members of Galloway Capital Management LLC. Mr. Galloway is a holder of the majority of the membership interests in Galloway Capital Management LLC and is a significant holder of the partnership interests in Strategic Turnaround Equity Partners, L.P. (Cayman).

The name and positions of the executive officers and directors of each of the Reporting Persons are set forth below. Other than as listed in Item 5 of this Schedule 13D, each executive officer and director listed below disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

Strategic Turnaround Equity Partners, L.P.	Cayman Islands limited partnership
(Cayman)	General Partner - Galloway Capital Management, LLC

Galloway Capital Management, LLC	Delaware limited liability company Managing Member - Gary L. Herman Managing Member - Bruce Galloway

Bruce Galloway	Citizenship - United States
Managing Member - Galloway Capital Management, LLC
General Partner- Strategic Turnaround Equity Partners, L.P. (Cayman)
Gary L. Herman	Citizenship - United States
Managing Member - Galloway Capital Management, LLC
General Partner - Strategic Turnaround Equity Partners, L.P. (Cayman)

The address of each of the Reporting Persons is c/o Galloway Capital Management, LLC, 720 Fifth Avenue, 10th Floor, New York, New York 10019.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons or any officer or director thereof, was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons were purchased with working capital of Strategic Turnaround Equity Partners, L.P (Cayman) and the investment capital of Mr. Galloway.

Item 4.	Purpose of Transaction.

On March 7, 2007, Strategic Turnaround Equity Partners, L.P. (Cayman) acquired 724,000 shares of Common Stock through a contribution by Bruce Galloway’s Individual Retirement Account. On March 7, 2007, Strategic Turnaround Equity Partners, L.P. (Cayman) purchased 50,000 shares of common stock for $0.1769 per share. The shares of Common Stock purchased prior to March 7, 2007 were either purchased on the open market or transferred to Strategic Turnaround Equity Partners, L.P. (Cayman) as contributions to its capital by limited partners. All of the shares of Common Stock reported herein were acquired for investment purposes.

On June 4, 2007, Bruce Galloway acquired 1,750,000 shares of Common Stock through the exercise of a warrant at a price of .01 per share with his personal funds. This acquisition was the exercise of previously awarded stock options to Mr. Galloway. All of the shares of Common Stock reported herein were acquired for investment purposes.

Other than as set forth below, the Reporting Persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a) and (b)

As of the date hereof, Strategic Turnaround Equity Partners, L.P. (Cayman) and Galloway Capital Management LLC (as the general partner of Strategic Turnaround Equity Partners, L.P.) are deemed to beneficially own an aggregate of 2,898,000 shares of Common Stock of the Company, representing approximately 5.4% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-QSB, as filed with the

Securities and Exchange Commission on July 12, 2007. Galloway Capital Management LLC has sole power to vote and dispose of all 2,898,000 shares held by Strategic Turnaround Equity Partners, L.P. (Cayman).

Mr. Herman beneficially owns 2,446,567 shares of Common Stock of the Company, comprised of: (i) 80,000 shares held directly, (ii) 171,667 shares held by GH Ventures, LLC, of which he is the sole member, (iii) 424,900 shares held jointly with Lorraine Herman as Joint Tenants with Right of Survivorship, (iv) 20,000 held by Mr. Herman’s son, and (v) options to purhcase 1,750,000 shares of Common Stock at $.01 per share. Mr. Herman beneficially owns shares constituting 4.4% of the shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-QSB, as filed with the Securities and Exchange Commission on July 12, 2007. Mr. Herman disclaims beneficial ownership of the 2,898,000 shares of Common Stock held by Strategic Turnaround Equity Partners, L.P. (Cayman),

Mr. Galloway beneficially owns 8,072,566 shares of Common Stock of the Company, comprised of: (i) 4,513,701 shares held directly (ii) 1,947,361 shares held by Mr. Galloway’s Individual Retirement Account, (iii) 1,040,404 shares held by Jacombs Investments, Ltd., (“Jacombs”), (iv) 47,500 shares held by RexonGalloway Capital Growth, LLC (“RexonGalloway”) an investment company in which Mr. Galloway is a member, and (v) 523,600 shares held by Mr. Galloway’s children. Mr. Galloway has sole power to vote and dispose of all 8,072.566 shares, which constitute 15.0% of the shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-QSB, as filed with the Securities and Exchange Commission on July 12, 2007. Mr. Galloway disclaims beneficial ownership of the 2,898,000 shares of Common Stock held by Strategic Turnaround Equity Partners, L.P. (Cayman),

Each of Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman disclaim beneficial ownership of the 2,898,000 shares of Common Stock directly held by Strategic Turnaround Equity Partners, L.P. (Cayman) (except for (i) the indirect interest of Galloway Capital Management LLC by virtue of being the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman), (ii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being members of Galloway Capital Management LLC, and (iii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being limited partners of Strategic Turnaround Equity Partners, L.P. (Cayman).

(c)

Other than as set forth in this Schedule 13D, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company’s equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With the Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A.  Joint Filing Agreement of the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Strategic Turnaround Equity Partners, L.P. (Cayman),
by Galloway Capital Management, LLC, its General
Partner
Dated: August 15, 2007
By:/s/ Gary Herman
Name: Gary Herman
Title: Managing Member

Galloway Capital Management, LLC

Dated: August 15, 2007	By:/s/ Bruce Galloway Name: Bruce Galloway Title: Managing Member

Gary L. Herman

Dated: August 15, 2007                                        /s/ Gary Herman

Bruce Galloway

Dated: August 15, 2007                                        /s/ Bruce Galloway

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each other undersigned parties hereby agree to file jointly this Schedule 13D (including any amendments thereto) with respect to the Common Stock of Digital Creative Development Corporation.  It is understood and agreed that each of the parties hereto is responsible for the timely filing of this Schedule 13D and any amendments thereto, and for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this agreement shall be attached as an exhibit to Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Dated: August 3, 2007

Strategic Turnaround Equity Partners, L.P. (Cayman)

By:/s/ Gary Herman
Name: Gary Herman
Title: Managing Member of Galloway Capital Management LLC, the General Partner of Strategic Turnaround Equity Partners, L.P. (Cayman)

Galloway Capital Management, LLC

By:/s/ Bruce Galloway

Name: Bruce Galloway

Title: Managing Member

Gary L. Herman

/s/ Gary L. Herman

Bruce Galloway

/s/ Bruce Galloway